--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

                             PARAMARK ENTERPRISES, INC.
               (Exact name of company as specified in its charter)

            Delaware                   0-23026             22-3261564
           ----------                  -------             ----------
(State or other jurisdiction of      (Commission      (IRS Employer Id. No.)
 incorporation or organization)      File Number)

                                 167 Main Street
                              Hackensack, NJ 07601
          (Address of principal executive offices, including zip code)

                                   201-525-1110
                                 ----------------
                (Company's telephone number, including area code)

                                 August 24, 2001

                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                August 24, 2001

      This report is furnished by the Board of Directors of Paramark Enterprises, Inc., a Delaware corporation (the "Company"), to the holders of common stock, par value $0.01 per share, of the Company (the "Common Stock"). This report is being furnished in connection with the change of the Company's directors to be effected 30 days after the closing of the transaction discussed below, to be completed on or about September 22, 2001. The Company's new Board of Directors will consist of Paul Lovito, Matthew Lovito and Marc Lovito.

      This report is provided for information purposes only. You are not required to respond to this report. We Are Not Asking You For A Proxy And You Are Requested Not To Send A Proxy.

      This report is first being mailed on or about August 24, 2001 to shareholders of record as of August 8, 2001.

                BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

      The Company has entered into an Amended and Restated Agreement dated August 22, 2001 (the "Agreement") between the Company, Messrs. Paul F. Lovito, Jr., Matthew J. Lovito and Marc A. Lovito (the "Lovitos") and Charles N. Loccisano, the Chairman of the Company, and Alan S. Gottlich, President and Chief Financial Officer of the Company. Pursuant to this Agreement, the Company agreed to sell 500,000 shares of its Common Stock to the Lovitos for an aggregate purchase price of $30,000 (the "Share Purchase Transaction"). See "The Share Purchase Transaction."

      The Agreement provides that 30 days following the consummation of the Share Purchase Transaction, the Company's current officers and directors will resign and will be replaced by directors and officers selected by the Lovitos. Charles Loccisano, the Company's Chairman, will attend the Board Meeting as an observer until the earlier of the completion of the share repurchase described in the Agreement or the Company attaining a minimum bid price of $0.20 per share for 30 consecutive trading days at any time during the 12 month period following the completion of the Share Purchase Transaction. See "DIRECTORS AND EXECUTIVE OFFICERS - Persons to be Appointed Directors and Executive Officers."

      The change in the Board of Directors and management following the consummation of the Share Purchase Transaction will result in a change of control. Pursuant to the terms of the Agreement, the change in the board and management will occur on or about September 22, 2001.

                        REASON FOR INFORMATION STATEMENT

      Because a majority of its directors is being changed otherwise than at a meeting of shareholders, pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is required to provide its shareholders and the Securities and Transaction Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This report is being filed with the Commission and sent to shareholders in compliance with these Rules and Regulations.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

      There were 3,613,383 shares of the Company Common Stock outstanding and entitled to vote at August 20, 2001. Upon closing of the Share Purchase Transaction there was a total of 4,113,383 shares outstanding. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to shareholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                         THE SHARE PURCHASE TRANSACTION

      On August 22, 2001 the Company completed the sale of 500,000 shares of its common stock in a privately negotiated transaction for a purchase price of $30,000 to the Lovitos pursuant to the Agreement. The purchase price was funded with personal funds. At August 22, 2001, the Lovitos beneficially owned 12.9% of the outstanding common stock of the Company. The purchase price will be held in an escrow account, with Alan Gottlich and Charles Loccisano acting as trustees and signatories, with such funds to be released to the Company upon satisfaction of the escrow obligations, which include the satisfaction of the Company's outstanding obligations and the completion of the stock repurchase (described below), if required.

      The Agreement also provides that within 12 months after the completion of the stock sale transaction, the Lovitos shall cause Paramark to make an offer to all holders of the outstanding shares of the Company's common stock to repurchase their shares at a price of $0.20 per share through a tender offer provided the market bid price of the Paramark common stock is not greater than $0.20 per share for any consecutive 30 day period during the one year period following the closing of the previously described stock sale transaction. As a result, no assurance can be given that the repurchase will be commenced or that the repurchase will occur on the terms described herein. If the foregoing offer to shareholders is required and the Lovitos do not fulfill their obligations in connection therewith, the Agreement provides that the Lovitos shall take all actions necessary to add four new members to the Board selected by Messrs. Loccisano and Gottlich.

      Pursuant to the terms of the Agreement, 30 days after the consummation of the stock purchase transaction, the Company's current officers and directors will resign and will be replaced by the Lovitos on the board. See "Directors and Executive Officers - Persons to be Appointed Directors and Executive Officers."

      The Agreement also provides that each of Messrs. Loccisano and Gottlich has the right to require the Lovitos to purchase or Paramark to repurchase up to one-half of their Paramark shares (the "Loccisano/Gottlich Sale Offer") on the 60th day after the earlier of: (i) the completion of a 30 consecutive trading day period where the Company's common stock had a bid price of $0.20 per share or higher during the one year period following the consummation of the Stock Sale Transaction; or (ii) the completion of the Company's repurchase, described above. The purchase price paid by the Company or the Lovitos for the Loccisano and Gottlich shares will be $0.20 per share. At August 20, 2001, Messrs. Gottlich and Loccisano beneficially owned 1,431,924 and 187,339 shares, respectively, of Paramark common stock.

      The proposed payments to Messrs. Gottlich and Loccisano upon the sale of their shares are subject to a guarantee agreement entered into between the Lovitos and Messrs. Gottlich and Loccisano. Under the terms of the Lovito Guarantee Agreement, the Lovitos, jointly and severally, guarantee the fulfillment of the obligations defined in the Lovito Guarantee. In addition, under the terms of the Agreement, Messrs. Gottlich and Loccisano agreed not to tender any shares during the Company's repurchase, if commenced or otherwise sell their shares except pursuant to the Loccisano/Gottlich Sale Offer for a specified period. In consideration of this restriction, the Lovitos agreed to pay Messrs. Loccisano and Gottlich an aggregate fee of $66,000 payable in 12 monthly installments.

      The Agreement provides for the establishment of an escrow account which shall be used to fund certain expenses of Paramark existing prior to the stock sale transaction including, amounts due to Messrs Loccisano and Gottlich pursuant to their employment agreements, director and officer insurance premiums and outstanding trade obligations and legal fees of the Company and Messrs. Loccisano and Gottlich resulting from the Pensabene litigation.

      The obligations of Paramark under the Agreement are also secured by an Agreement between the Lovitos and Messrs. Loccisano and Gottlich which provides that Messrs. Loccisano and Gottlich may designate four new board members if the Lovitos fail to fulfill their obligations under the Agreement and the Lovitos agree to take all corporate actions necessary to add such individuals to the board.

      As part of these transactions, the Lovitos agreed to enter into consulting agreements with each of Messrs. Gottlich and Loccisano which require Messrs. Loccisano and Gottlich to consult with the Lovitos on the operations of a public company and related matters in exchange for the payment of $24,000 payable in 12 equal monthly installments. Pursuant to the terms of the Agreement, the Lovitos also agreed to take action to cause Paramark to register the Loccisano and Gottlich shares for resale pursuant to the applicable requirements of the SEC. The Agreement also provides that Paramark's obligations to Messrs. Loccisano and Gottlich pursuant to their employment agreements shall be secured by the assignment of payments from the Rich Products Asset Purchase Agreement.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information, as of August 8, 2001 as to the beneficial ownership of Common Stock of each director of the Company and the executive officers of the Company listed in the Summary Compensation Table below, all directors and executive officers as a group and persons known by the Company to beneficially own more than 5% of the Common Stock. Except as set forth below, no person beneficially owns more than 5% of the Common Stock.

                                          Number of Shares of         Percent
   Name and Address of Beneficial             Common Stock          Beneficially
            Owners(1)                     Beneficially Owned (2)       Owned
---------------------------------------  ------------------------  -------------

Charles Loccisano                               1,431,924 (3)          39.6%
Loccisano Trusts                                  368,389              10.2%
Alan Gottlich                                     187,339 (4)           5.2%
Philip Friedman                                     5,000               0.1%
Paul Bergrin                                            0               0.0%

All Directors and Executive Officers
as a group (four persons)                       1,624,263              45.0%

----------

(1) Unless otherwise indicated, the address of each beneficial owner is that of the Company's principal executive office.
(2) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Transaction Commission. Accordingly, they may include securities owned by of for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(3) Includes 184,195 shares held by The Charles Loccisano Irrevocable Trust f/b/o Marissa Loccisano all of which are Escrow Shares, and 184,195 shares held by The Charles Loccisano Irrevocable Trust f/b/o Michael Loccisano (jointly referred to as the "Loccisano Trusts"), with respect to which Mr. Loccisano is the settlor. Mr. Loccisano disclaims beneficial ownership of these shares. Mr. Gottlich and Mr. Feiger are the trustees of the Loccisano Trusts and posses shared voting and dispositive power.
(4) Includes 155,874 shares held by Mr. Gottlich's spouse, as to which Mr. Gottlich disclaims beneficial ownership. Excludes 368,389 shares held by the Loccisano Trusts over which Mr. Gottlich has shared voting and dispositive power.

      The Lovitos have provided the following information to the Company. The following table lists, as of the closing of the Share Purchase Transaction, the security ownership of (i) all persons known to the Lovitos who will after the Share Purchase Transaction own beneficially

5% or more of the Common Stock; (ii) each person who will be a director of the Company; and (iii) all persons who will be executive officers of the Company as a group.

 Name and Address of Beneficial        Amount and Nature of
             Owners (1)               Beneficial Ownership (2)  Percent of Class
------------------------------------  ------------------------  ----------------

Charles Loccisano(1)                         1,431,924  (3)            34.8%
Loccisano Trusts(1)                            368,389                  9.0%
Alan Gottlich(1)                               187,339  (4)             4.6%
Paul F. Lovito, Jr. (5)(6)                     229,600                  5.6%
Matthew J. Lovito (5)(7)                       150,000                  3.6%
Marc A. Lovito (5)(8)                          150,000                  3.6%

All Directors and Executive
Officers as a group (three persons)            529,600                 12.9%

----------

(1) The address of this beneficial owner is that of the Company's principal executive office.
(2) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Transaction Commission. Accordingly, they may include securities owned by of for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(3) Includes 184,195 shares held by The Charles Loccisano Irrevocable Trust f/b/o Marissa Loccisano all of which are Escrow Shares, and 184,195 shares held by The Charles Loccisano Irrevocable Trust f/b/o Michael Loccisano (jointly referred to as the "Loccisano Trusts"), with respect to which Mr. Loccisano is the settlor. Mr. Loccisano disclaims beneficial ownership of these shares. Mr. Gottlich and Mr. Feiger are the trustees of the Loccisano Trusts and posses shared voting and dispositive power.
(4) Includes 155,874 shares held by Mr. Gottlich's spouse, as to which Mr. Gottlich disclaims beneficial ownership. Excludes 368,389 shares held by the Loccisano Trusts over which Mr. Gottlich has shared voting and dispositive power.
(5) The address of the Lovitos is 2855 N. University Drive, Suite 320, Coral Springs, Florida 33065. Paul Lovito is the brother of Matthew and Marc Lovito.
(6) Includes 200,000 shares held directly and 23,600 shares held by Mr. Lovito's daughter and 6,000 shares held by a partnership in which Mr. Lovito is a general partner with sole voting and dispositive power over the Paramark shares. Mr Lovito expressly disclaims beneficial ownership of shares held by his brothers.

(7) Includes 150,000 shares held directly. Mr Lovito expressly disclaims beneficial ownership of shares held by his brothers.

(8) Includes 150,000 shares held directly. Mr Lovito expressly disclaims beneficial ownership of shares held by his brothers.

                        DIRECTORS AND EXECUTIVE OFFICERS

      Present Officers and Directors

The following persons currently serve as officers and directors of the Company:

       Name            Age       Position with the Company       Director Since
-------------------- -------  --------------------------------- ----------------

Charles Loccisano       53     Chairman, Chief Executive              1992
                               Officer and Director
Alan Gottlich           40     President, Chief Financial             1992
                               Officer, Treasurer and Director
Philip Friedman         54     Director                               1993
Paul Bergrin            44     Director                               1996

The following is a description of the business experience of the Company's directors and officers.

      Charles Loccisano has been the Chairman, Chief Executive Officer and Director of the Company since its acquisition in June 1992. Since 1980, Mr. Loccisano has primarily engaged in the acquisition, development and/or management of real estate through his general partnership interest in various real estate limited partnerships. Some of these partnerships were forced to file for protection under the United States Bankruptcy Code after a turndown in the real estate market in 1997. Some of these partnerships were successfully reorganized and some lost their real properties in bankruptcy and/or to foreclosure. In November 1999, Mr. Loccisano voluntarily pled guilty to one count of a misdemeanor for making false statements to the United States Department of Housing and Urban Development (HUD). This plea was the result of his activities as a principal and officer of Harmon/Envicon Associates, a national real estate syndication company, during the period of June 1991 through December 1992. Mr. Loccisano was also a principal of a company that owned five Roy Roger restaurants and three T.J. Cinnamons bakeries in New Jersey from 1989 through 1994. In addition, Mr. Loccisano was a general partner in a 200 room hotel in Morristown New Jersey which was acquired in 1991 and was sold in 1998.

      Alan Gottlich has been the Vice Chairman, Chief Financial Officer and Director of the Company since its acquisition in June 1992, and the President since October, 1996. Prior thereto, Mr. Gottlich was primarily engaged in the acquisition, development and/or management of real estate through his general partner interest in various real estate limited partnerships. In November 1999, Mr. Gottlich voluntarily pled guilty to one count of a misdemeanor for making false statements to HUD. This plea was the result of his activities as an employee of Harmon/Envicon Associates, a national real estate syndication company, during the period of June 1991 through December 1992. Mr. Gottlich was also a principal of a company that owned five Roy Rogers restaurants and three T.J. Cinnamons bakeries in New Jersey from 1989 through 1994. Prior to that, Mr. Gottlich was a staff accountant at Touche Ross & Co.

      Philip Friedman has been a Director of the Company since August 1993. Mr. Friedman is the president of McAlister's Corporation, operator and franchiser of the McAlister's Deli Restaurant chain. From 1984 through 1986, he was he was Vice President of Finance and Administration for Cini-Little International, Inc., the largest food service consulting firm in the United States. While with
P. Friedman & Associates, Mr. Friedman has taken interim executive positions with certain clients. In 1996, Mr. Friedman was named interim President of Panda Management Company, Inc. a national chain of restaurants serving Chinese food. In 1998 he served as Chairman of the Board for Rosti Restaurants and is the President and principal shareholder of P. Friedman & Associates, Inc., a food management and consulting company based in Rockville, Maryland. Mr. Friedman graduated from the University of Connecticut with Bachelors and Masters degrees and received his MBA from the Wharton School of Business at the University of Pennsylvania. Mr. Friedman serves as a director of Roadhouse Grill, Inc. and Eateries, Inc., both publicly traded companies.

      Paul Bergrin has been a Director of the Company since November 1996. Mr. Bergrin has been a partner in the law firm of Pope, Grossman, Bergrin Toscano and Verdesco for more than the last five years specializing in criminal and civil litigation.

Compensation of Directors

      The Company provides compensation to outside directors at the rate of $300 per month, and provides reimbursement of travel and other expenses incurred in attending meetings. Directors who are employees of the Company do not receive fees for attendance at directors' meetings.

      Each member of the Special Committee, formed in June 2000 for the purposes of reviewing and advising the Company in connection with the Rich Products Transaction and the Brooks Street Transaction, will receive compensation equal to $12,500 payable out of the proceeds of the Rich Products Transaction.

Committees of the Board of Directors

      The Board of Directors has established compensation, audit and option committees. The members of the Compensation Committee, the Audit Committee and the Option Committee consists of Philip Friedman and Paul Bergrin. The Audit Committee, the Compensation Committee and the Option Committee each held one meeting in fiscal 2000. The Audit Committee adopted an Audit Committee charter on May 31, 2000, a copy of which is attached as Appendix A.

      The Audit Committee reviews and examines detailed reports of the Company's independent public accountants; consults with the independent public accountants regarding internal accounting controls, audits results and financial reporting procedures; recommends the engagement and continuation of engagement of the Company's independent public accountants; and meets with, and reviews and considers recommendations of, the independent public accountants. The Board of Directors believes the members of the Audit Committee are independent as defined in Rule 4200(a)(15) of the NASDAQ's Listing Standards.

      The Compensation Committee reviews the performance of senior management and key employees whose compensation is the subject of review and approval by the Committee; periodically reviews and recommends to the Board of Directors compensation arrangements for senior management and key employees; and periodically reviews the main elements of, and administers, the Company's compensation and benefit programs, other than the 1993 Stock Option Plan and the 1996 Stock Option Plan. This committee met one time during fiscal 2000.

      The Option Committee administers the 1993 Stock Option Plan and the 1996 Stock Option Plan and, to the extent provided by such Plans, determines the persons to whom options are granted, the exercise price, term and number of shares covered by each option to be granted. In addition, the Option Committee exercises all discretionary power regarding the Plan's operations. All options outstanding under 1993 Stock Option Plan and the 1996 Stock Option Plan were cancelled in January 2001. This committee met one time during fiscal 2000.

      In June 2000, the Board of Directors established a Special Committee for the purposes of reviewing and advising the Company in connection with the sale of assets to Rich Products Manufacturing Corporation (the "Rich Products Transaction") and the Brooks Street Companies, Inc. The members of the Special Committee consist of Philip Friedman and Paul Bergrin, the Company's outside Directors. This committee met three times during fiscal 2000.

      Persons to be Appointed Directors and Executive Officers. Thirty days after the closing of the Share Purchase Transaction, the following persons will be appointed to serve as the Board of Directors and Executive Officers of the Company. The appointments will be made by the present Board of Directors who will then resign. Under the Company's Articles of Incorporation and Bylaws, no shareholder approval of the change in directors and officers is required.

        Name              Age          Position with the Company
------------------   -----------  ----------------------------------------------
Paul F. Lovito, Jr.        32     Director, Chairman, President and
                                    Chief Executive Officer
Matthew J. Lovito          28     Director, Vice President and Chief Financial
                                    Officer
Marc A. Lovito             26     Director, Vice President and Secretary

      Paul F. Lovito, Jr. has been President and Chairman of LBI Group, Inc., a business consulting company, since June 1994. Mr. Lovito is Chairman and Chief Executive Officer of LBI Properties, Inc., a development stage real estate holding company, a position he has held since February 1998. He also serves as Chairman of LBI EWeb Communities, Inc., an internet holding company, a position he had held since June 2000. Mr. Lovito has been the Chairman and President of LBI Asset Management, LP, a Delaware partnership which provides management services to the related companies, a position he had held since July 1998. Mr. Lovito is also the general partner in LBI Capital Partners, LP, a hedge fund, a position he has held since July 1998. All of the foregoing entities are located in Coral Springs, Florida.

      Matthew J. Lovito has been a Vice President with LBI Group, Inc. since June 1994. In addition, Mr. Lovito is a Vice President of LBI Properties, Inc. and LBI EWeb Communities, Inc., positions he has held since February 1998 and June 2000. Mr. Lovito is also a partner in LBI Asset Management LP and LBI Capital Partners LP, positions he has held since July 1998.

      Marc A. Lovito has been a Vice President with LBI Group, Inc., since June 1994. Mr. Lovito is President of LBI Properties, Inc., a position he has held since February 1998, and Vice President of LBI EWeb Communities, Inc. Mr. Lovito is also a partner in LBI Asset Management LP and LBI Capital Partners LP, positions he has held since July 1998.

                             AUDIT COMMITTEE REPORT

      On March 28, 2001, the Audit Committee reviewed the audited financial statements and discussed the financial statements with management. The Audit Committee also conducted discussions with its independent auditors, Amper, Politziner & Mattia, P.C., regarding the matters required by SAS 61 "Condification of Statements on Auditing Standards" and the Independence Standards Board Standard No. 1, "Independence Discussion with Audit Committees." The Audit Committee has discussed with and received the required written disclosures and a confirming letter from Amper, Politziner & Mattia, P.C. regarding its independence and has discussed with Amper, Politziner & Mattia, P.C. its independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

      The Audit Committee Report shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of this proxy statement, except to the extent that the Company specifically requests that the Report be specifically incorporated by reference.

                              The Audit Committee

         Philip Friedman                             Paul Bergrin

                             EXECUTIVE COMPENSATION

      The following table sets forth the total annual compensation paid or accrued by the Company for services in all capacities for the Chief Executive Officer and each other officer who made in excess of $100,000 (salary plus bonuses) (the "Named Officers") for the fiscal years ended December 31, 2000, 1999 and 1998. No other executive officers of the Company who were serving as such at the end of such fiscal years received salary and bonus in excess of $100,000.

                                                                                                   Long Term
                                              Annual Compensation                             Compensation Awards
                                         -----------------------------                       ---------------------
        Name and                                                            Other Annual          Securities
   Principal Position         Year          Salary            Bonus          Comp. (1)         Underlying Options
------------------------  -----------  ----------------  -------------  -------------------  ---------------------

Charles Loccisano,            2000       $237,070 (2)          --             $12,000                  --
Chairman and Chief            1999        193,678              --              12,000                  --
Executive Officer             1998        189,935 (3)       $105,984           12,000              312,125 (6)

          2000                1999       $168,305 (4)          --             $ 9,000                  --
Alan Gottlich,                1998        138,342              --               9,000                  --
President and Chief                       125,818 (5)       $ 52,992            9,000              188,250 (6)
Financial Officer

----------
(1)   These amounts represent reimbursable automobile expenses.
(2) $49,091 of this amount represents salary accruals from 1999 paid during 2000.
(3) $17,500 of this amount represents salary accruals from 1997 paid during 1998.
(4) $3,173 of this amount represents salary accruals from 1999 paid during 2000.
(5) $11,250 of this amount represents salary accruals from 1997 paid during 1998.
(6) In January 1998, the Board of Directors approved a resolution by the Option Committee whereby the Company canceled stock options previously granted to Messrs. Loccisano and Gottlich to purchase shares of common stock in the amount of 417,500 and 251,000 respectively, and granted new options to purchase shares of common stock in the amount of 313,125 and 188,250, respectively. These options were cancelled in January 2001.

Consulting Agreements

      As part of the Agreement with the Lovitos, the Lovitos agreed to enter into consulting agreements with each of Messrs. Gottlich and Loccisano which require Messrs. Loccisano and Gottlich to consult with the Lovitos on the operations of a public company and related matters in exchange for the payment of $24,000 payable in 12 equal monthly installments.

Employment Agreements

      The Company entered into an employment agreement with Charles Loccisano, the Company's Chairman, Chief Executive Officer and Director dated October 1, 1997, which employment agreements current term expires on October 1, 2003, and requires severance payments in the event of termination without cause equal to two times Mr. Loccisano's base salary plus one-half of the aggregate bonuses paid over the previous three fiscal years. This agreement was terminated as of January 1, 2001. See "Certain Transactions - Termination of Employment Agreements."

      The Company also entered into an employment agreement with Alan Gottlich, the Company's President, Chief Financial Officer and Director dated October 1, 1997, which employment agreements current term expires on October 1, 2003, and requires severance payments in the event of termination without cause equal to two times Mr. Gottlich's base salary plus one-half of the aggregate bonuses paid over the previous three fiscal years. This agreement was terminated as of January 1, 2001. See "Certain Transactions - Termination of Employment Agreements."

Legal Proceedings

      In January 2001, the Company and certain of its officers, including Messrs Gottlich and Loccisano, were named as a defendant in a civil action filed by Pensabene International, Inc. (the "Plaintiff") in the Superior Court in Marion County, California entitled Pensabene International Inc. d/b/a Lady Baltimore Bakery, et al. vs. Paramark Enterprises, Inc., et al. (Case No. 006365). The claim is for damages for misappropriation of trade secrets, trade libel, breach of confidentiality, breach of fiduciary duty, tortuous interference with economic relations, breach of contract, common law palming off, unfair business practices and a violation of state antitrust laws. This action arose resulted from the Company's employment of Kandy Konn, a former employee and consultant of the Plaintiff. The Plaintiff is seeking an unspecified amount of damages. The Company believes these claims are frivolous and without merit, and the Company intends to vigorously defend this action.

                           RELATED PARTY TRANSACTIONS

Heinz Bakery Products License Agreement

      In June 1992, the Company entered into an exclusive 20 year license agreement with Heinz Bakery Products ("Heinz"), pursuant to which, among other things, Heinz paid an aggregate of $1.425 million in advance royalties to be offset by actual royalties earned. The advance royalties owed to Heinz were guaranteed by Charles Loccisano, the Chairman and Chief Executive Officer of the Company. In August 1996, the Company entered into an agreement with Heinz to terminate the license agreement and satisfy the balance due under the promissory note in the amount of approximately $795,000 based on a payment of $600,000 made in August 1996, the assignment of a $100,000 promissory note receivable from Triarc, and the forgiveness of the balance of $95,000. At December 31, 1999, the Heinz note was paid in full.

Loans and Investments from Affiliates

      In August 2000, Charles Loccisano, the Company's Chairman and Chief Executive Officer, provided the Company with a loan of $150,000. The loan provided for a term of one year and provided for interest in the amount of 5% per annum. The Company granted Mr. Loccisano 50,000 unregistered shares of common stock in consideration for providing this loan. This loan was repaid in full out of the proceeds of the Gelt Financial loan in September 2000.

      In September 2000, Charles Loccisano, the Company's Chairman and Chief Executive Officer, provided the Company with a credit line facility in the amount of $150,000. The credit line loan provided for a term of one year and provided for interest in the amount of 5% per annum. The Company granted Mr. Loccisano 150,000 unregistered shares of common stock in consideration for providing this loan. The terms of this credit line provide that the balance of this loan were repaid in full out of the proceeds of the Rich Products Transaction.

Consulting Agreements Arising out of the Rich Products Transaction

      Pursuant to the terms of the Rich Products Asset Purchase Agreement, Charles N. Loccisano, the Chairman, Chief Executive Officer and Director of the Company, entered into a consulting agreement with Rich Products requiring Mr. Loccisano to be available to render consulting services as needed by Rich Products for a period of four years following the closing which occurred on December 15, 2000. The compensation to Mr. Loccisano pursuant to this agreement is $50,000 per annum for a period of four years.

      Pursuant to the terms of the Rich Products Asset Agreement, Alan S. Gottlich, the President, Chief Financial Officer and Director of the Company, entered into a consulting agreement with Rich Products requiring Mr. Gottlich to be available to render consulting services as needed by Rich Products for a period of four years following the Closing. The compensation to Mr. Gottlich pursuant to this agreement is $30,000 per annum for a period of four years commencing on December 15, 2000.

      Pursuant to the terms of the Rich Products Asset Purchase Agreement, Wayne Sorensen, the General Manager of the Company's baking facility in El Cajon, California, entered into a consulting agreement with Rich Products requiring Mr. Sorensen to be available to render consulting services as needed by Rich Products for a period of four years following the Closing. The compensation to Mr. Sorensen pursuant to this agreement is $20,000 per annum for a period of four years commencing on December 15, 2000.


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Termination of Employment Agreements

      In September 2000, the Board of Directors of the Company approved the termination of Mr. Loccisano's Employment Agreement as of January 31, 2001 upon terms providing Mr. Loccisano compensation equal to one-half the contractual obligations under the employment agreement, or $276,622 (the contractual obligation in the employment agreement is $553,244) to be paid in equal quarterly installments over a period of four years. Pursuant to the terms of the Agreement, the payment of this obligation is secured by the assignment of payments due to Paramark under the Rich Products Asset Purchase Agreement.

      In September 2000, the Board of Directors of the Company approved the termination of Mr. Gottlich's Employment Agreement as of January 31, 2001 upon the terms providing Mr. Gottlich compensation equal to one-half the contractual obligations under the employment agreement, or $188,224 (the contractual obligation in the employment agreement is $376,447) to be paid in equal quarterly installments over a period of four years. Pursuant to the terms of the Agreement, the payment of this obligation is secured by the assignment of payments due to Paramark under the Rich Products Asset Purchase Agreement.

Consulting Agreements

      As part of the Agreement with the Lovitos, the Lovitos agreed to enter into consulting agreements with each of Messrs. Gottlich and Loccisano which require Messrs. Loccisano and Gottlich to consult with the Lovitos on the operations of a public company and related matters in exchange for the payment of $24,000 payable in 12 equal monthly installments.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Transaction Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the fiscal year ended December 31, 2000.

                                    By Order of the Board of Directors


                                    Charles N. Loccisano
                                    Chairman


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                                                                      APPENDIX A

                           PARAMARK ENTERPRISES, INC.

                            AUDIT COMMITTEE CHARTER

Composition

There shall be a committee of the board of directors (the "Board") of Paramark Enterprises, Inc. (the "Company") to be known as the audit committee which, no later than June 14, 2001, shall have at least two (2) members, comprised solely of independent directors, as such term is defined in Rule 4200(a)(15) of the NASDAQ Stock Market ("NASD") corporate governance requirements, subject to the exception in Rule 4310(c)(26)(B)(ii) of the NASD corporate governance requirements.

The Board shall elect or appoint a chairman of the audit committee who will have authority to act on behalf of the audit committee between meetings.

Responsibilities

The responsibilities of the audit committee are as follows:

      o Ensure its receipt from the outside auditor of a formal written statement, delineating all relationships between the outside auditor and the Company consistent with the Independence Standards Board Standard 1.
      o Actively engage in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor and be responsible for taking, or recommending that the Board take, appropriate action to oversee the independence of the outside auditor.
      o In view of the outside auditor's ultimate accountability to the Board and the audit committee, as representatives of the shareholders, the audit committee, acting together with the Board, has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or nominate an outside auditor for shareholder approval in any proxy statement).
      o Review with the outside auditor, the Company's internal auditor (if any), and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.
      o Consider, in consultation with the outside auditor and management of the company, the audit scope and procedures.


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      o     Review the financial statements contained in the annual report to shareholders with management and the outside auditor to determine that the outside auditor is satisfied with the disclosure and content of the financial statements to be presented to the shareholders.
      o Meet with the internal auditor (if any), outside auditor or the management privately to discuss any matters that the audit committee, the internal auditor (if any), the outside auditor or the management believe should be discussed privately with the audit committee.
      o Review and reassess the adequacy of the committee's charter annually.
      o Make such other recommendations to the Board on such matters, within the scope of its functions, as may come to its attention and which in its discretion warrant consideration by the Board.

Limitations

The audit committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and implementing internal controls and the independent accountants have the responsibility for auditing the financial statements and monitoring the effectiveness of the internal controls. The review of the financial statements by the audit committee is not of the same quality as the audit performed by the independent accountants. In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible in order to best react to a changing environment.


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